UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          Imclone Systems Incorporated

                                (Name of Issuer)

                          Common Stock, $.001 par value


                         (Title of Class of Securities)

                                    45245W109
                                 (CUSIP Number)

                                January 26, 2005
             (Date of Event which requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

           Rule 13d-1(b)
           Rule 13d-1(c) X
           Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER
                  0

6        SHARED VOTING POWER
                  4,995,342

7        SOLE DISPOSITIVE POWER
                  0

8        SHARED DISPOSITIVE POWER
                  4,995,342

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,995,342

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  / /
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           6.04%

12       TYPE OF REPORTING PERSON*
                           IN

                                  SCHEDULE 13G

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER
                   0

6        SHARED VOTING POWER
                  4,549,671

7        SOLE DISPOSITIVE POWER
                   0

8        SHARED DISPOSITIVE POWER
                  4,549,671

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,549,671

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   5.50%
12       TYPE OF REPORTING PERSON*
                                       CO

                                  SCHEDULE 13G

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Icahn & Co., Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER
                   900,800

6        SHARED VOTING POWER
                           0

7        SOLE DISPOSITIVE POWER
                   900,800

8        SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   900,800

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  1.09%

12       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13G

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER
                           3,448,871

6        SHARED VOTING POWER
                           200,000

7        SOLE DISPOSITIVE POWER
                           3,448,871

8        SHARED DISPOSITIVE POWER
                           200,000

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,648,871

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  4.41%

12       TYPE OF REPORTING PERSON*
                                       PN

                                  SCHEDULE 13G

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Dixon Guarantor LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER
                  200,000

6        SHARED VOTING POWER
                   0

7        SOLE DISPOSITIVE POWER
                  200,000

8        SHARED DISPOSITIVE POWER
                  0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  200,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  0.24%

12       TYPE OF REPORTING PERSON*
                                       OO

                                  SCHEDULE 13G

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  American Real Estate Holdings Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER
                           0

6        SHARED VOTING POWER
                  445,671

7        SOLE DISPOSITIVE POWER
                           0

8        SHARED DISPOSITIVE POWER
                  445,671

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  445,671

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  0.54%

12       TYPE OF REPORTING PERSON*
                                       PN

                                  SCHEDULE 13G

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER
                           0

6        SHARED VOTING POWER
                  445,671

7        SOLE DISPOSITIVE POWER
                           0

8        SHARED DISPOSITIVE POWER
                  445,671

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  445,671

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  0.54%

12       TYPE OF REPORTING PERSON*
                                       PN

                                  SCHEDULE 13G

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER
                           0

6        SHARED VOTING POWER
                  445,671

7        SOLE DISPOSITIVE POWER
                           0

8        SHARED DISPOSITIVE POWER
                  445,671

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  445,671

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  0.54%

12       TYPE OF REPORTING PERSON*
                                       CO

                                  SCHEDULE 13G

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER
                           0

6        SHARED VOTING POWER
                  445,671

7        SOLE DISPOSITIVE POWER
                           0

8        SHARED DISPOSITIVE POWER
                  445671

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  445,671

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.54%

12       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13G

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER
                           15,000

6        SHARED VOTING POWER
                           0

7        SOLE DISPOSITIVE POWER
                           15,000

8        SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  15,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.02%

12       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13G

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  Hopper Investments LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER
                           0

6        SHARED VOTING POWER
                  3,648,871

7        SOLE DISPOSITIVE POWER
                           0

8        SHARED DISPOSITIVE POWER
                  3,648,871

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,648,871

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.41%

12       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13G

CUSIP No. 45245W109

1        NAME OF REPORTING PERSON
                  ARETEX LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
         (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER
                           445,671

6        SHARED VOTING POWER
                  0

7        SOLE DISPOSITIVE POWER
                  445,671

8        SHARED DISPOSITIVE POWER
                  0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  445,671

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                  / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.54%

12       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13G


ITEM 1

(a)      Name of Issuer: Imclone Systems Incorporated

(b) Address of Issuers Principal Executive Offices:

                  150 Varick Street
                  New York, New York 10014

ITEM 2   Name, Address and Citizenship of Persons Filing

         (a) - (c) The persons filing this statement are American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Real Estate Holdings Limited Partnership, a Delaware limited partnership ("AREH"), American Property Investors, Inc., a Delaware corporation ("API"), ARETEX LLC, a Delaware limited liability company ("ARETEX"), Beckton Corp., a Delaware corporation ("Beckton"), Barberry Corp., a Delaware corporation ("Barberry"), High River Limited Partnership, a Delaware limited partnership ("High River") Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Icahn & Co., Inc., a Delaware corporation ("Icahn & Co."), Dixon Guarantor LLC, a Delaware limited liability company ("Dixon", and collectively with AREP, AREH, ARETEX, API, Beckton, Barberry, High River, Hopper and Icahn & Co., the "Icahn Entities"), Carl C. Icahn, a citizen of the United States of America (Mr. Icahn collectively with the Icahn Entities, the "Icahn Group") and Gail Golden, a citizen of the United States of America, the spouse of Mr. Icahn (Ms. Golden collectively with the Icahn Group, the "Registrants"). The principal business address and the address of the principal office of (i) AREP, AREH, API, ARETEX, Beckton, Hopper, High River, Barberry and Dixon is 100 South Bedford Road, Mount Kisco, New York 10549, (ii) Mr. Icahn and Ms. Golden is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153, and (iii) Icahn & Co. is 1 Whitehall Street, 19th Floor, New York, New York 10004.

         Barberry is the sole member of Hopper and the sole shareholder of Icahn & Co. Hopper is the general partner of High River. High River is the sole member of Dixon. Beckton is the sole shareholder of API. API is the general partner of both AREH and AREP, and AREP is a limited partner of AREH owning a 99 percent limited partnership interest therein. Barberry and Beckton are wholly-owned by Mr. Icahn. Mr. Icahn is (i) the sole director of each of Barberry and Beckton
(ii) Chairman of the Board, President and Secretary of Barberry and (iii) Chairman of the Board and President of Beckton. As a result of Mr. Icahn's direct or indirect ownership of and position(s), as applicable, with the Icahn Entities, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by the Icahn Entities.


(d)      Title of Class of Securities:  Common Stock, par value $.001 ("Shares")


(e) CUSIP Number for Common Stock: 45245W109



ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                                 NOT APPLICABLE

         (a) / / Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)
         (b) / / Bank as defined in Section  3(a)(6) of the Act (15
         U.S.C. 78c)
         (c) / / Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
         (d) / / Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
         (e) / / An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E)
         (f) / / Employee  Benefit  Plan, or endowment  fund in accordance  with
         Section 240.13d-1(b)(1)(ii)(F)
         (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)
         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
         (i)      /  /     A church plan that is excluded from the definition
          of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
         (j) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)



ITEM 4   Ownership

Ownership as of the filing date:

         (a - b) As of the close of the business day on February 4, 2005, the Registrants may be deemed to beneficially own, in the aggregate, 5,010,342 Shares, representing approximately 6.06% of the Issuer's outstanding Shares (based upon the 82,743,464 Shares stated to be outstanding as of November 3, 2004 by the Issuer in the Issuer's Form 10Q filed with the Securities and Exchange Commission on November 3, 2004).

         (c) The information set forth in the cover pages hereto is herby incorporated in its entirety herein.

         Each of Barberry and Mr. Icahn, by virtue of their relationships to High River, Hopper, Dixon and Icahn & Co. (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of High River, Hopper, Dixon and/or Icahn & Co. directly and indirectly beneficially owns. Each of Mr. Icahn and Barberry disclaims beneficial ownership of such Shares for all other purposes. High River and Hopper, by virtue of their relationships to Dixon (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Dixon directly beneficially owns. High River and Hopper disclaim beneficial ownership of such Shares for all other purposes. Hopper, by virtue of its relationship to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River owns. Hopper disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn, by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Ms. Golden directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares.

         Each of Mr. Icahn, Beckton, API, AREH and AREP, by virtue of their relationships to ARETEX (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that ARETEX directly beneficially own. Each of Mr. Icahn, Beckton, API, AREH and AREP disclaim beneficial ownership of such Shares for all other purposes.


ITEM 5   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. [ ]

         NOT APPLICABLE


ITEM 6   Ownership of More than Five Percent on Behalf of Another Person

Other than Registrants, no person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from, the sale of the securities.


ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         NOT APPLICABLE


ITEM 8   Identification and Classification of Members of the Group

         Please see Exhibit 1 attached hereto.

ITEM 9   Notice of Dissolution of Group

         NOT APPLICABLE

ITEM 10  Certification

         By signing below each of the undersigned certifies that, to the best of each of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated:   February 4, 2005

                                     /s/ Carl C. Icahn
                                     Carl C. Icahn, Individually

                                     /s/ Gail Golden
                                     Gail Golden, Individually


                                    BARBERRY CORP.

                                     /s/ Edward E. Mattner
                                     By:     Edward E. Mattner
                                     Title:  Authorized Signatory


                                      ICAHN & CO., INC.

                                      /s/ Richard T. Buonato
                                      By:     Richard T. Buonato
                                      Title:  Vice President - Finance


                                      HIGH RIVER LIMITED PARTNERSHIP
                                      By: Hopper Investments LLC

                                               /s/ Edward E. Mattner
                                      By:      Edward E. Mattner
                                      Title:   Vice President


                                      DIXON GUARANTOR LLC

                                      /s/ Edward E. Mattner
                                      By:      Edward E, Mattner
                                      Title:   Authorized Signatory


         [Signature page of Schedule 13G - Imclone Systems Incorporated]

                                   ARETEX LLC
                                   By:      American Real Estate Holdings
                                    Limited Partnership, sole member
                                   By:      American Property Investors, Inc.,
                                        general partner

                                   /s/ Martin Hirsch
                                   By:      Martin Hirsch
                                   Title:   Executive Vice President and
                                   Director of Acquisitions and Development

                                   AMERICAN PROPERTY INVESTORS, INC.

                                   /s/ Martin Hirsch
                                   By:      Martin Hirsch
                                   Title:   Executive Vice President and
                                       Directors of Acquisitions and Development

                                   AMERICAN REAL ESTATE HOLDINGS LIMITED
                                   PARTNERSHIP
                                   By:      AMERICAN PROPERTY INVESTORS, INC.
                                   Title:  General Partner

                                   /s/ Martin Hirsch
                                   By:      Martin Hirsch
                                   Title:  Director of Acquisitions and
                                           Development and CEO


                                   AMERICAN REAL ESTATE PARTNERS L.P.
                                   By:         AMERICAN PROPERTY INVESTORS, INC.

                                   /s/ Martin Hirsch
                                   By:     Martin Hirsch
                                   Title: Director of Acquisitions and
                                        Development and CEO




         [Signature page of Schedule 13G - Imclone Systems Incorporated]

                                   BECKTON CORP.

                                   /s/ Edward E. Mattner
                                   By:     Edward E. Mattner
                                   Title:  Authorized Signatory


                                   HOPPER INVESTMENTS LLC

                                   /s/ Edward E. Mattner
                                   By:     Edward E. Mattner
                                   Title:  Vice President









         (Signature page of Schedule 13G - Imclone Systems Incorporated)

EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.001 per share of Imclone Systems Incorporated and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 4th day of February, 2005.

Dated:   February 4, 2005

                                   /s/ Carl C. Icahn
                                   Carl C. Icahn, Individually


                                   /s/ Gail Golden
                                   Gail Golden, Individually


                                   BARBERRY CORP.

                                   /s/ Edward E. Mattner
                                   By:     Edward E. Mattner
                                   Title:  Authorized Signatory


                                   ICAHN & CO., INC.

                                   /s/ Richard T. Buonato
                                   By:     Richard T. Buonato
                                   Title:  Vice President - Finance


                                   HIGH RIVER LIMITED PARTNERSHIP
                                   By: Hopper Investments LLC

                                            /s/ Edward E. Mattner
                                   By:      Edward E. Mattner
                                   Title:   Vice President

          (Signature page of Schedule 13G - Joint Filing Agreement for
                         Imclone Systems Incorporated)

                                   DIXON GUARANTOR LLC

                                   /s/ Edward E. Mattner
                                   By:      Edward E, Mattner
                                   Title:   Authorized Signatory


                                   ARETEX LLC
                                   By: American Real Estate Holdings Limited
                                        Partnership,  sole member
                                   By:      American Property Investors, Inc.,
                                        general partner


                                   /s/ Martin Hirsch
                                   By:      Martin Hirsch
                                   Title:   Executive Vice President and
                                   Director of Acquisitions and Development

                                   AMERICAN PROPERTY INVESTORS, INC.

                                   /s/ Martin Hirsch
                                   By:      Martin Hirsch
                                   Title:   Executive Vice President and
                                   Director of Acquisitions and  Development


                                   AMERICAN REAL ESTATE HOLDINGS LIMITED
                                   PARTNERSHIP
                                   By:   AMERICAN PROPERTY INVESTORS, INC.
                                   Title:  General Partner

                                   /s/ Martin Hirsch
                                   By:     Martin Hirsch
                                   Title:  Executive Vice President and
                                        Director of Acquisitions and Development


          (Signature page of Schedule 13G - Joint Filing Agreement for
                         Imclone Systems Incorporated)

                            AMERICAN REAL ESTATE PARTNERS LIMITED PARTNERSHIP
                            By:   AMERICAN PROPERTY INVESTORS, INC.

                                  /s/ Martin Hirsch
                            By:     Martin Hirsch
                            Title:  Executive Vice President and
                                 Director of Acquisitions and Development


                            BECKTON CORP.

                            /s/ Edward E. Mattner
                            By:     Edward E. Mattner
                            Title:  Authorized Signatory


                            HOPPER INVESTMENTS LLC

                            /s/ Edward E. Mattner
                            By:     Edward E. Mattner
                            Title:  Vice President



            (Signature page of Schedule 13G - Joint Filing Agreement
                       for Imclone Systems Incorporated)